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                     INFOHIGHWAY COMMUNICATIONS CORPORATION
                          1770 MOTOR PARKWAY, SUITE 300
                            HAUPPAUGE, NEW YORK 11788



                                November 4, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         Re: INFOHIGHWAY COMMUNICATIONS CORPORATION ("INFOHIGHWAY") Registration Statement on Form S-1 (File No. 333-82151) ("Registration Statement")

Gentlemen:

         Reference is hereby made to the above-referenced Registration Statement on Form S-1 which was initially filed by INFOHIGHWAY with the Securities and Exchange Commission (the "Commission") on July 2, 1999 in connection with INFOHIGHWAY's proposed initial public offering.

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, INFOHIGHWAY hereby makes application to withdraw the Registration Statement, together with all exhibits and amendments thereto. INFOHIGHWAY has determined not to proceed at this time with the proposed initial public offering described in the Registration Statement due to the withdrawal of the underwriters. INFOHIGHWAY has not sold any of the shares covered by the Registration Statement. INFOHIGHWAY's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of the investors.

         Please provide INFOHIGHWAY with a copy of the order granting withdrawal of the Registration Statements when available. If you have any questions regarding the above matters, please call me at (516) 582-2222.

                                         Very truly yours,

                                         INFOHIGHWAY COMMUNICATIONS CORPORATION



                                         By:         /s/ JOSEPH A. GREGORI
                                            ------------------------------------
                                                       Joseph A. Gregori
                                                    Chief Executive Officer

Via EDGAR